Mobodexter, Inc.
A Delaware Corporation

Financial Statements and Independent Accountant's Review Report

December 31, 2015 and 2014

Mobodexter, Inc.

TABLE OF CONTENTS



To the Stockholders of
Mobodexter, Inc.
Valley Cottage, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Mobodexter, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 10, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Mobodexter, Inc.
Balance Sheets (Unaudited)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and equivalents	$ 8,967	$ 7,296
Accounts receivable	-	16,390
Total Current Assets	8,967	23,686
TOTAL ASSETS	$ 8,967	$ 23,686
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued expenses	$ 8,374	$ 6,885
Total Liabilities	8,374	6,885
Stockholders' Equity:		
Common Stock, 1,000 shares authorized, $0.01 par, 200 shares issued and outstanding as of each December 31, 2015 and 2014	2	2
Additional Paid-In Capital	20,892	14,686
Retained Earnings/(Accumulated Deficit)	(20,301)	2,113
Total Stockholders' Equity	593	16,801
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,967	$ 23,686

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Mobodexter, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2015 and 2014

		2015		2014
Revenues	$	51,013	$	35,270
Operating Expenses:				
Research and development		45,067		21,748
General & administrative		28,360		11,409
Total Operating Expenses		73,427		33,157
Income (Loss) from operations		(22,414)		2,113
Net Income (Loss)	$	(22,414)	$	2,113

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

Mobodexter, Inc.
Statements of Changes in Stockholders' Equity (Unaudited)
For the years ended December 31, 2015 and 2014

	Common Stock		Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at December 31, 2013	-	$ -	$ -	$ -	$ -
Common stock issuances	200	2	1,398	-	1,400
Capital contributions	-	-	13,288	-	13,288
Net Income	-	-	-	2,113	2,113
Balance at December 31, 2014	200	2	14,686	2,113	16,801
Capital contributions	-	-	6,206	-	6,206
Net Loss	-	-	-	(22,414)	(22,414)
Balance at December 31, 2015	200	$ 2	$ 20,892	$ (20,301)	$ 593

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Mobodexter, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net income/(loss)	$ (22,414)	$ 2,113
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	16,390	(16,390)
Increase in accrued expenses	1,489	6,885
Net Cash Used In Operating Activities	(4,535)	(7,392)
Cash Flows From Financing Activities		
Common stock issuance proceeds	-	1,400
Capital contributions	6,206	13,288
Net Cash Provided By Financing Activities	6,206	14,688
Net Change In Cash	1,671	7,296
Cash at Beginning of Period	7,296	-
Cash at End of Period	$ 8,967	$ 7,296

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Mobodexter, Inc.
Notes to the Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the years then ended

Note 1: Nature of Operations

Mobodexter, Inc. (the "Company"), is a corporation formed under the laws of Delaware on November 22, 2013. The Company is in the process of endeavoring to develop and commercialize a platform-as-a-service ("PaaS") solution through which customers can access and interact with the Internet of Things ("IoT").

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to the accounting principles generally accepted in the United States of America ("GAAP").

The Company has elected to adopt early application of Accounting Standards Update ("ASU") No. 2014-10, *Development Stage Entities* ("Topic 915"): *Elimination of Certain Financial Reporting Requirements.* The Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company has adopted the calendar year-end for its fiscal year-end.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect certain reported amounts and disclosures. Actual results may differ significantly from management's estimates.

Risks and Uncertainties

As of December 31, 2015, the Company has not yet commenced planned principal operations of providing its PaaS solution. The Company's activities since inception have consisted of consulting services and other activities in preparation of launching its planned operations. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no allowances for doubtful accounts established as of December 31, 2015 or 2014.

Mobodexter, Inc.
Notes to the Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the years then ended

Revenue Recognition

To date, all revenues have been earned through engineering consulting services, rather than through delivery of the Company's PaaS solution. Revenues for consulting services are recognized when such services have been delivered, the Company has invoiced for such services, and collection of invoiced amounts is reasonably assured.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year. No property and equipment has been recorded as of December 31, 2015 and 2014.

Fair Value Measurements

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

At December 31, 2015 and 2014, the Company held no funds in excess of FDIC insurance limits.

Mobodexter, Inc.
Notes to the Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the years then ended

Federal Income Taxes

Topic 740-10, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2015 and 2014, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting

Mobodexter, Inc.
Notes to the Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the years then ended

pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3: Cash and Equivalents

Substantially all of the Company's cash is held in a large, widely recognized bank, which management considers financially stable. Cash balances totaled $8,967 and $7,296 as of December 31, 2015 and 2014, respectively.

Note 4: Accounts Receivable

Accounts receivable consist of amounts the Company has invoiced to its customer for services performed in satisfaction of all revenue recognition criteria and which the Company has not yet collected. Such amounts totaled $0 and $16,390 as of December 31, 2015 and 2014, respectively.

Note 5: Accrued Liabilities

Accrued liabilities consist primarily of accrued payroll obligations and related costs. Accrued liabilities totaled $8,374 and $6,885 as of December 31, 2015 and 2014, respectively.

Note 6: Concentration

The Company received 100% of total revenue for the years ended December 31, 2015 and 2014 from one customer, which the Company considers a concentration risk.

Note 7: Related Party

The Company paid $6,399 during the year ended December 31, 2015 to a related party entity under common ownership, management, and control for professional services rendered to the Company.

Note 8: Stockholders' Equity

The Company has authorized 1,000 shares of common stock with a par value of $0.01. During 2014, the Company issued 100 shares of common stock to each of its two co-founders at $7.00 per share, providing proceeds of $1,400. These co-founders contributed an additional $13,288 during the year ended December 31, 2014 and another $6,206 during the year ended December 31, 2015 without further share issuances.

As of each December 31, 2015 and 2014, 200 shares of common stock were issued and outstanding.

Note 9: Income Taxes

For the years ended December 31, 2015 and 2014, the Company did not record an income tax provision or benefit as it has incurred a cumulative taxable loss to date and has limited history of generating taxable income, and therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward as of December 31, 2015. Therefore, the Company recorded a full valuation allowance against its deferred tax assets of $8,084 as of

Mobodexter, Inc.
Notes to the Financial Statements (Unaudited)
As of December 31, 2015 and 2014 and for the years then ended

December 31, 2015. As of December 31, 2015, the Company has net operating loss carryforwards of $20,301, which will begin to expire in 2034. The Company estimates its deferred tax assets and liabilities using an effective tax rate of 39.8%.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Note 10: Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company realized a net loss of $22,414 for the year ended December 31, 2015 and has limited operating activities to date. The Company's ability to continue as a going concern for the next twelve months from the issuance of these financial statements is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 11: Subsequent Events

Management has evaluated subsequent events through October 10, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.